8/12

05010508

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Soho Resources Corp.

*CURRENT ADDRESS

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4126 FISCAL YEAR 2-28-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/17/05

82-4126

ARLS
2-28-05

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005

AUDITORS' REPORT

To the Shareholders of
Soho Resources Corp.

We have audited the consolidated balance sheets of Soho Resources Corp. as at February 28, 2005 and February 29, 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Davidson & Company

Vancouver, Canada | Chartered Accountants

May 31, 2005

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	February 28, 2005	February 29, 2004
ASSETS		
Current		
Cash	$ 176,270	$ 291,959
Receivables	44,680	13,411
	220,950	305,370
Mineral properties (Note 3)	1,217,970	409,463
Oil and gas properties (Note 4)	-	504,266
Equipment (Note 5)	9,256	6,134
Deferred financing costs (Note 7)	19,375	-
	$ 1,467,551	$ 1,225,233
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 367,348	$ 424,123
Obligation under share purchase agreement (Note 3)	308,375	335,000
Due to related parties (Note 12)	-	92,576
Loans payable (Note 6)	15,812	464,856
	691,535	1,316,555
Shareholders' equity (deficiency)		
Capital stock (Note 7)	13,420,242	11,188,525
Contributed surplus (Note 7)	367,899	-
Share subscriptions received in advance	-	362,560
Deficit	(13,012,125)	(11,642,407)
	776,016	(91,322)
	$ 1,467,551	$ 1,225,233

Nature and continuance of operations (Note 1)
Commitment (Note 15)
Subsequent events (Note 16)

On behalf of the Board:

Ralph Shearing, Director

Paul Chung, Director

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Year Ended February 28, 2005	Year Ended February 29, 2004
EXPENSES		
Amortization	$ 2,573	$ 3,450
Business promotion	9,900	4,844
Communications	22,999	16,397
Consulting and financial services	67,253	15,804
Interest and bank charges	36,500	61,679
Investor relations	91,653	13,395
Loan bonuses	-	85,614
Management fees	56,484	27,491
Office and miscellaneous	21,768	32,891
Professional fees	253,043	218,362
Property investigations	6,006	-
Regulatory fees	22,852	29,278
Rent	49,915	51,413
Stock-based compensation (Note 8)	345,519	-
Transfer agent fees	6,781	8,833
Travel	66,848	39,426
Wages and benefits	28,944	18,973
Loss before other items	(1,089,038)	(627,850)
OTHER ITEMS		
Other income (loss)	-	(6,615)
Foreign exchange gain	39,085	-
Gain on settlement of debts	10,886	-
Loss on disposal of oil and gas properties (Note 4)	(330,651)	-
Write-down of investment in ADS Drilling Services, Inc. (Note 9)	-	(322,768)
	(280,680)	(329,383)
Loss for the year	(1,369,718)	(957,233)
Deficit, beginning of year	(11,642,407)	(10,685,174)
Deficit, end of year	$ (13,012,125)	$ (11,642,407)
Basic and diluted loss per common share	$ (0.03)	$ (0.04)
Weighted average number of common shares outstanding	40,858,475	26,320,980

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended February 28, 2005	Year Ended February 29, 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (1,369,718)	$ (957,233)
Items not affecting cash		
Amortization	2,573	3,450
Accrued interest	34,973	56,700
Gain on settlement of debts	(10,886)	-
Loss on disposal of oil and gas properties	330,651	-
Loan bonuses	-	74,000
Unrealized foreign exchange gain	(26,625)	-
Stock-based compensation	345,519	-
Write-down of investment in ADS Drilling Services, Inc.	-	322,768
Changes in non-cash working capital items		
Increase in receivables	(31,269)	(2,489)
Increase in accounts payable and accrued liabilities	62,756	17,418
Net cash used in operating activities	(662,026)	(485,386)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	1,409,771	442,975
Share subscriptions received in advance	-	342,560
Deferred financing costs	(19,375)	-
Proceeds from (repayment of) loans payable	(34,260)	427,648
Advances from (repayments to) related parties	(4,719)	(14,986)
Net cash provided by financing activities	1,351,417	1,198,197
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(5,695)	-
Investment in ADS Drilling Services, Inc.	-	(284,018)
Mineral properties	(793,902)	(74,363)
Oil and gas properties	(5,483)	(79,837)
Net cash used in investing activities	(805,080)	(438,218)
Change in cash during the year	(115,689)	274,593
Cash, beginning of year	291,959	17,366
Cash, end of year	$ 176,270	$ 291,959

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity consists of acquisition and exploration of resource properties.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

	2005	2004
Deficit	$ (13,012,125)	$ (11,642,407)
Working capital (deficiency)	$ (470,585)	$ (1,011,185)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand de Mexico") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates approximating those in effect at the time of the transactions. Translation gains and losses are included in the results of operations for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties (cont'd...)

The Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

This policy was adopted during the current year, pursuant to CICA Handbook Section 3110, "Asset retirement obligations" and does not have any effect on these financial statements.

Stock-based compensation

The Company adopted uses the fair value based method of accounting for all stock-based compensation. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Equipment

Equipment is recorded at cost less accumulated amortization and is being amortized over its estimated useful lives on the declining balance basis as follows:

Computer equipment	30%
Office equipment	20%
Automotive	30%

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Cost of maintaining resource properties

The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

The Company, through its wholly-owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

In 1999, Samarkand de Mexico was served with three statements of claims registered in the civil court of Mazatlan, Sinaloa, Mexico seeking the rescission of the Share Purchase Agreement whereby Samarkand de Mexico acquired its interest in Sacramento. The statements of claims were filed by the three vendors of the Sacramento shares. Due to the uncertainty regarding a timely settlement of the suits, in prior years the Company had written-down the property and related costs to a nominal value.

The Company has been successful in its defense with respect to two of these claims. The Mexican judicial system determined that the Company was not, and has never been in default of its obligations under the Share Purchase Agreement. The court issued a stay of proceeding with respect to the third claim, however in January 2005 the plaintiff appealed the court's decision. While the appeal is still before the court, it is management's opinion that this appeal is without merit. Pursuant to the Share Purchase Agreement, the Company is obligated to make a final payment of US$250,000 (2005 – Cdn$308,375; 2004 – Cdn$335,000) to the vendors of the Sacramento shares. The Company is now proceeding with its exploration plan for the Tahuehueto Project.

3. MINERAL PROPERTIES (cont'd...)

Tahuehueto Project (cont'd...)

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	February 28, 2005	February 29, 2004
Balance, beginning of year	$ 409,463	$ 100
Additions:		
Acquisition costs	50,000	335,000
Exploration advances	35,285	-
Assays, data and maps	66,105	-
Drilling	67,280	
Equipment and supplies	50,792	-
Geological consulting	256,365	-
Geophysical survey	46,108	-
Insurance	1,828	
Mineral concession taxes	14,349	74,363
Stock-based compensation	14,605	-
Subcontractors and equipment rentals	155,129	-
Transportation	50,661	-
	808,507	409,363
Balance, end of year	$ 1,217,970	$ 409,463

4. OIL AND GAS PROPERTIES

Gypsy Property

The Company entered into an agreement with Code America Investments LLC. ("Code America") to acquire certain gas leases, the "Gypsy Property", located in Freestone County, Texas. This acquisition included a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain other gas leases. The Company paid approximately US$250,000 and issued 286,630 common shares with a value of $22,930 as a finder's fee and a director of Code America became a director of the Company. As additional compensation, the Company agreed to issue 2,000,000 common shares to Code America, subject to the completion of a work program on the Lane No. 1 gas well that results in increased production by 1.25 mmcf/d, sustained for seven days. The work program has been completed, however the production did not meet the requirements to issue the additional compensation shares.

Pebble Creek Property

On August 5th, 2003, the Company entered into a Joint Venture Development Agreement with Code America whereby the Company purchased a 5% working interest equating to a 3.5% Net Revenue Interest in the Pebble Creek Prospect, Shelby County, Texas. Code America is a corporation controlled by a former director of the Company. Pursuant to the agreement, the Company paid $79,837 (US $58,070) as its pro-rata cost of development to drill, test and complete two initial wells within the project area.

4. OIL AND GAS PROPERTIES

Pebble Creek Property (cont'd...)

In order to fund its pro-rata cost of the development wells, the Company received a loan from BHT-TCM Investment Inc. ("BHT") in the amount of US$58,070. The loan was secured by the working interest being purchased, has a term of one year and bears interest of 8% per annum. The Company had agreed to issue a bonus to BHT equal to 20% of the total amount of the loan, payable in shares of the Company at a price of $0.10 per share. A former director of the Company controls BHT.

The Company disposed of all its oil and gas properties and related loans in December 2004 resulting in a loss of $330,651.

Costs were incurred as follows:

	Gypsy Property	Pebble Creek Property	Total February 28, 2005
Balance, beginning of year	$ 424,429	$ 79,837	$ 504,266
Additions during the year			
Production testing	5,483	-	5,483
	429,912	79,837	509,749
Disposal of oil and gas properties	(429,912)	(79,837)	(509,749)
Balance, end of year	$ -	$ -	$ -

	Gypsy Property	Pebble Creek Property	Total February 29, 2004
Balance, beginning of year	$ 424,429	$ -	$ 424,429
Additions during the year			
Acquisition costs	-	79,837	79,837
Balance, end of year	$ 424,429	$ 79,837	$ 504,266

5. EQUIPMENT

	February 28, 2005			February 29, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 60,835	$ 52,548	$ 8,287	$ 55,139	$ 50,217	$ 4,922
Office equipment	21,812	20,843	969	21,812	20,600	1,212
Automotive	-	-	-	21,179	21,179	-
	$ 82,647	$ 73,391	$ 9,256	$ 98,130	$ 91,996	$ 6,134

6. LOANS PAYABLE

	February 28, 2005	February 29, 2004
Various loans from related parties bearing interest at prime plus 2% per annum, are unsecured and have no specific terms of repayment.	$ -	$ 8,060
Notes payable bearing interest at 10% per annum, are unsecured and due on July 31, 2004 (Note 9).	-	343,125
Loan payable to a company controlled by a director in the amount of US$58,070, bearing interest at 8% per annum, secured by the Pebble Creek property and due on August 5, 2004 (Notes 4 and 10).	-	77,471
Loan payable bearing interest at 10% per annum, unsecured and due on demand.	15,812	36,200
	$ 15,812	$ 464,856

7. CAPITAL STOCK

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued			
Balance as at February 28, 2003	23,195,616	$ 10,541,550	$ -
Private placements	1,300,000	130,000	-
Settlement of debts (Note 10)	1,000,000	100,000	-
Finder's fee (Note 10)	300,000	30,000	-
Warrants exercised	3,129,750	312,975	-
Loan bonus (Note 10)	740,000	74,000	-
Balance as at February 29, 2004	29,665,366	11,188,525	-
Private placements	9,500,334	1,220,050	-
Private placements – Agents' fees	156,693	23,504	-
Settlement of debts	2,494,872	467,161	-
Warrants exercised	4,435,269	528,938	-
Options exercised	155,625	23,344	-
Share issue costs	-	(53,810)	30,305
Stock-based compensation (Note 8)	-	-	360,124
Options exercised	-	22,530	(22,530)
Balance as at February 28, 2005	46,408,159	$ 13,420,242	$ 367,899

On March 20, 2004, the Company issued 7,000,000 units at a price of $0.11 per unit in a non-brokered private placement for cash proceeds of $770,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable into an additional common share at $0.14 until March 20, 2005. Two directors and a company controlled by a director purchased 1,270,000 of these units.

On October 21, 2004, the Company issued 2,000,334 units at a price of $0.15 per unit in a brokered private placement for cash proceeds of $300,050. In connection with this financing the Company issued 50,000 units at $0.15 per unit as a corporate finance fee; and issued 106,693 units at $0.15 per unit plus 200,050 Agents' Unit Options as a commission. The Agents' Unit Options entitles the agents to purchase 200,050 units at $0.22 per unit. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable into an additional common share at a price of $0.22 per share. The Agents' Unit Options and all of the share purchase warrants expire on October 21, 2005. The Agents' Unit Options fair value of $30,305 is included in contributed surplus.

7. CAPITAL STOCK (cont'd...)

On January 19, 2005, the Company issued 500,000 units at a price of $0.30 per unit in a non-brokered private placement for cash proceeds of $150,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable into an additional common share at $0.30 until January 19, 2006. A company controlled by a director purchased all of these units.

On March 19, 2004, the Company agreed to a debt settlement for $46,500 of accounts payable, $7,884 of interest payable, and $68,625 of loans payable, for a total debt settlement of $123,009. The Company issued 1,118,263 units at a price of $0.11 per unit. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant exercisable into an additional common share at $0.14 until March 19, 2005.

On October 25, 2004, the Company agreed to a debt settlement for $69,652 of interest payable and $274,500 of loans payable, for a total debt settlement of $344,152. The Company issued 1,376,609 shares at a price of $0.25 per share.

In February 2005, the Company paid deferred financing costs of $19,375 relating to a private placement financing completed in March 2005. (Note 16(b))

8. STOCK OPTIONS AND WARRANTS

Pursuant to the Company's stock option plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. Options can be granted for a maximum term of 5 years.

Stock-based compensation

During the year ended February 28, 2005, the Company granted directors, employees and consultants 3,992,500 (2004 - $Nil) stock options. The options vest 25% upon the date of grant, and then at rate of 12.5% every 3 months thereafter.

The total fair value of stock-based compensation using the Black-Scholes option pricing model was $658,214 (2004 - $Nil). Of this amount; $345,519 was charged to the Statement of Operations and Deficit, $14,605 has been is included in Mineral Properties on the Balance Sheet, all offset to contributed surplus. The remaining balance will be recorded in future periods. The weighted average fair value of the options granted during the period was $0.17 per option.

The following weighted average assumptions were used for the Black-Scholes valuation of stock and unit options granted during the year:

	February 28, 2005	February 29, 2004
Risk-free interest rate	3.44%	-
Expected life of options	1-5 Years	-
Annualized volatility	99%	-
Dividend rate	0%	-

8. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

As at February 28, 2005 the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,874,375	$ 0.15	March 18, 2009
30,000	0.15	June 22, 2009
220,000	0.15	September 21, 2009
290,000	0.15	September 29, 2009
200,000	0.20	November 2, 2009
250,000	0.25	November 2, 2009
47,500	0.28	December 15, 2009
50,000	0.30	February 8, 2010

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2005		2004	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	-	$ -	-	$ -
Granted	3,992,500	0.16	-	-
Exercised	(155,625)	0.15	-	-
Expired/cancelled	(875,000)	0.15	-	-
Balance, end of year	2,961,875	$ 0.17	-	$ -
Options exercisable, end of year	1,480,000	$ 0.16	-	$ -

8. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants

As at February 28, 2005, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
211,364	$ 0.14	March 9, 2005 (Note 16)
1,712,501	0.14	March 20, 2005 (Note 16)
1,093,907	0.14	April 28, 2005 (Note 16)
1,078,514	0.22	October 21, 2005
250,000	0.30	January 19, 2006

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2005		2004	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	2,300,000	$ 0.10	5,219,288	$ 0.12
Issued	6,481,555	0.16	2,300,000	0.10
Exercised	(4,435,269)	0.12	(3,129,750)	0.10
Expired/cancelled	-	-	(2,089,538)	0.16
Balance, end of year	4,346,286	$ 0.17	2,300,000	$ 0.10

9. ACQUISITION OF ADS DRILLING SERVICES, INC.

On June 1, 2003, pursuant to a Share Purchase Agreement, the Company acquired 100% of the outstanding common shares of ADS Drilling Services, Inc. ("ADS"), is a provider of specialized directional drilling services for the oil and gas industry in the United States. The Company paid $38,750 and arranged financing of $343,125 (US$250,000) by the issuance of promissory notes. In connection with the promissory notes, the Company also issued a total of 740,000 bonus shares at a value of $74,000 to the lenders and issued 300,000 common shares at a value of $30,000 as a finder's fee during the year ended February 29, 2004.

In January 2004, the Company and ADS' former shareholders mutually agreed to rescind the Share Purchase Agreement effective June 1, 2003. Accordingly, these financial statements do not include the operations of ADS. As a result of the uncertainty of the future value of this investment, the Company wrote-off its investment in ADS, including the balance of advances to ADS of CDN$260,000 (US$200,000) as at February 29, 2004.

During fiscal 2005, the Company issued shares to settle the promissory note and related interest (Note 8).

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 28, 2005	February 29, 2004
Cash paid during the year for interest	$ 16,020	$ 7,490
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended February 28, 2005 included:

a) The issuance of 1,118,263 units to settle $46,500 of accounts payable, $7,884 of interest payable, and $68,625 of loans payable, for a total debt settlement of $123,009.

b) The issuance of 1,376,609 shares to settle $69,652 of interest payable, and $274,500 of loans payable, for a total debt settlement of $344,152.

c) The issuance of 156,693 units as consideration for agents' fees in the amount of $23,504, in connection with a brokered private placement of common shares.

d) The disposal of the Company's interest in its oil and gas properties. As consideration, the purchasers agreed to forgive certain debts owed by the Company to the purchasers, in the amount of $179,098. This transaction was with companies controlled by a former director of the Company.

e) The application of subscriptions received in advance of $362,560 to capital stock.

Significant non-cash transactions during the year ended February 29, 2004 included:

a) The issuance of 1,000,000 common shares for the settlement of loans of $100,000.

b) The issuance of 300,000 common shares, valued at $30,000, as a finder's fee relating to the ADS acquisition (Note 9).

c) The issuance of 740,000 common shares, valued at $74,000, for loan bonuses (Note 9).

d) The recording of $335,000 (US$250,000) as an obligation for final payment of the Sacramento shares (Note 3).

11. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes follows:

	February 28, 2005	February 29, 2004
Loss before income taxes	$ (1,369,718)	$ (957,233)
Expected income tax (recovery)	$ (467,033)	$ (324,786)
Reconciliation for foreign income tax	(19,326)	(30,839)
Stock-based compensation	123,074	-
Other	109,251	122,658
Unrecognized benefits of non-capital losses	254,034	232,967
Total income tax recovery	$ -	$ -

b) Significant components of the Company's future income tax assets are as follows:

	February 28, 2005	February 29, 2004
Future income tax assets		
Resource property expenditures	$ 1,375,000	$ 988,000
Capital loss carryforwards	57,000	57,000
Non-capital loss carryforwards	1,265,000	2,249,000
Financing costs	15,000	-
Equipment	10,000	9,000
	2,722,000	3,303,000
Valuation allowance	(2,722,000)	(3,303,000)
Net future income tax assets	$ -	$ -

The Company has non-capital losses carried forward of approximately $3,552,000 which expire through to 2015. Subject to certain restrictions, the Company also has net capital losses and resource expenditures available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

12. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties unless disclosed elsewhere in these statements:

a) Paid or accrued interest expense of $4,931 (2004 - $4,907) to a company owned by a former director.

b) Paid or accrued management fees of $56,484 (2004 - $27,491) to a director and a company controlled by a director.

c) Paid or accrued legal fees $58,875 (2004 - Nil) to a company controlled by a director.

d) Paid or accrued consulting fees of $12,220 (2004 - Nil) to a company controlled by a director.

e) Paid or accrued fees for investor relations of $40,000 (2004 - Nil) to a company controlled by an officer.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

Included in accounts payable at February 28, 2005 is $22,380 (2004 - Nil) for management, consulting, investor relations, and legal fees due to companies controlled by directors and officers.

Included in loans payable at February 28, 2005 is $Nil (2004 - $77,471) due to a company controlled by a director.

Amounts due to related parties at February 28, 2005 of $Nil (2004 - $92,576) are due to a company controlled by a director, and a company with a director in common, and are non-interest bearing, unsecured and have no specific terms of repayment.

Receivables include $20,213 (2004 - Nil) relating to shared office costs, due from a company with a director in common.

13. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in the United States and Mexico. Geographical information is as follows:

	February 28, 2005	February 29, 2004
Capital assets are located in:		
Canada	$ 9,256	$ 6,134
Mexico	1,217,970	409,463
USA	-	504,266
	$ 1,227,226	$ 919,863

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement, loans payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15. COMMITMENT

The Company entered into a management agreement with a company controlled by a director of the Company to pay $7,500 per month plus reimbursement of reasonable expenses expiring December 31, 2006.

16. SUBSEQUENT EVENTS

Subsequent to February 28, 2005, the Company:

a) Issued 3,012,656 common shares pursuant to the exercise of share purchase warrants, for cash proceeds of $421,772.

b) The Company completed a Private Placement of 3,000,000 units at $0.50 per unit for total proceeds of $1,500,000. In connection with this financing the Company paid cash of $112,500 and issued 450,000 Agent's Unit Options as a commission; and issued 50,000 units at $0.50 per unit as a corporate finance fee. The Agent's Unit Options entitles the Agent to purchase 450,000 units at $0.50 per unit for a period of two years. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant shall be exercisable for a period of two years at a price of $0.60 per share.

c) Issued 28,320 common shares for cash proceeds of $6,230 and issued 14,160 share purchase warrants pursuant to the exercise of Agent's Unit Options. Each share purchase warrant is exercisable at a price of $0.22 per share and expires on October 21, 2005.

d) Granted 300,000 stock options to a consultant, at an exercise price of $0.25 per common share, expiring March 17, 2009.

e) Entered into an operating lease to rent office premises for approximately $55,500 per annum for a term of 5 years.

f) Entered into an agreement with a company controlled by a director of the Company, to provide exploration drilling services.